UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                                (Amendment No. )*


______________________________Golf Ventures, Inc. _____________________________
                                (Name of Issuer)

_________________________________Common Stock    _              ______________
                         (Title of Class of Securities)


_________________________________381 682 202_                     ______________
                                (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages

                                  SCHEDULE 13G


=======================                                =========================
CUSIP NO.  381 682 202                                 Page   2   of   4   Pages
=======================                                =========================

================================================================================

 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Leasing Technology Incorporated

--------------------------------------------------------------------------------

 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |_|


--------------------------------------------------------------------------------

 3         SEC USE ONLY



--------------------------------------------------------------------------------

 4         CITIZENSHIP OR PLACE OR ORGANIZATION

           UTAH

--------------------------------------------------------------------------------

                                           5           SOLE VOTING POWER
                                                       2,582,438
          NUMBER OF
           SHARES                        ---------------------------------------
        BENEFICIALLY
          OWNED BY                         6           SHARED VOTING POWER
            EACH                                       NA
         REPORTING                       ---------------------------------------
           PERSON
            WITH                           7           SOLE DISPOSITIVE POWER
                                                       531,981

                                         ---------------------------------------

                                           8           SHARED DISPOSITIVE POWER
                                                       NA

--------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,582,438

--------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           |_|
--------------------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           66.2%
--------------------------------------------------------------------------------

12         TYPE OF REPORTING PERSON*
           CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 4 Pages

Item 1. Name and Address of Issuer.

      (a) This statement relates to Golf Ventures, Inc., a Utah corporation (the "Company").

      (b) The principal executive offices of the Company are located at 102 West 500 South, Suite 400, Salt Lake City, Utah 84101.

Item 2.       Identity and Background.

      (a)     This  statement  is  filed  by   Leasing  Technology  Incorporated
              ("LTI").

      (b) The principal business address of LTI is 102 West 500 South, Suite 400, Salt Lake City, Utah 84101.

      (c)     LTI was organized under the laws of Utah.

      (d) This statement relates to the common stock, par value $.001 per share (the "Common Stock") of the Company.

      (e)     The CUSIP number of the Company is 381 682 202.

Item 3.       Not Applicable.


Item 4.       Ownership.

      (a) LTI beneficially owns 2,582,438 shares of Common Stock of which 531,981 shares are held of record by LTI. The balance of 2,050,457 shares represents the number of votes attributable to 287,064 shares of the Company's Series B Preferred Stock owned by Banque SCS Alliance SA which has delivered a proxy to LTI to vote such shares.

      (b)-(c) Items 5-9 and 11 of the cover page of this Schedule 13G, which relate to the beneficial ownership of shares by LTI, are hereby incorporated by reference in response to this item. The number of shares as to which LTI has the sole power to vote or to direct the vote includes the 2,050,457 votes attributable to the 287,064 shares of Series B Preferred Stock referred to in paragraph (a) of this Item 4.

Item 5.       Not Applicable.


Item 6.       Not Applicable.


Item 7.       Not Applicable.


Item 8.       Not Applicable.


Item 9.       Not Applicable.


Item 10.      Not Applicable.

                                Page 3 of 4 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1997


                                                 Leasing Technology Incorporated



                                                By:________/s/ Stephen Spencer__
                                                               Stephen Spencer

                                Page 4 of 4 Pages